UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Benetton Group 2006 nine-month report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 22, 2006

Benetton Group

2006 nine-month report

Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: Euro 237,478,139.60 fully paid-in

Tax ID/Treviso Company register: 00193320264

Index
The Benetton Group
3	Directors and other officers
4	Highlights

Directors'report
5	Benetton Group financial highlights
- Events and results in the first nine months of 2006
- Investments
6	Supplementary information
- Stock option plan
7	- Treasury shares
- Relations with the holding company, its subsidiaries and other related parties
- Directors
8	- Principal organizational and corporate changes
- Significant events after September 30, 2006
- Outlook for the full year
9	Consolidated Group results
- Consolidated income statement
13	- Business segments
16	- 3rd quarter 2006
20	- Balance sheet and financial position highlights

Consolidated financial statements
23	Consolidated income statement
24	Consolidated balance sheet - Assets
25	Consolidated balance sheet - Shareholders'equity and liabilities
26	Shareholders'equity - Statement of changes
27	Consolidated cash flow statement

Explanatory notes
28	Summary of main accounting standards and policies
35	Financial risk management
37	Supplementary information
39	Comments on the principal items in the income statement
44	Comments on the principal asset items
47	Comments on the principal items in shareholders'equity and liabilities
48	Supplementary information
- Financial position
50	- Segment information
52	- Other information
Directors and other officers
Board of Directors

Luciano Benetton (1)	Chairman

Carlo Benetton	Deputy Chairman
Alessandro Benetton	Deputy Chairman

Silvano Cassano (2)	Chief Executive Officer

Giuliana Benetton	Directors
Gilberto Benetton
Luigi Arturo Bianchi
Giorgio Brunetti
Gianni Mion
Robert Singer
Ulrich Weiss

Pierluigi Bortolussi	Secretary to the Board

Board of Statutory Auditors
Angelo Casò	Chairman

Filippo Duodo	Auditors
Antonio Cortellazzo

Marco Leotta	Alternate Auditors
Piermauro Carabellese

Independent Auditors
PricewaterhouseCoopers S.p.A.

 Powers granted

(1) Company representation and power to carry out any action that is consistent with the Company's purpose, except for those powers expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with restrictions on certain types of action.

(2) Power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts.

Highlights Application of IFRS

The Group's financial statements for the first nine months of 2006 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are in force at the date of preparing this report.

Key financial data - highlights
	Nine months		Nine months				Full year
Key operating data (millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	1,372	100.0	1,288	100.0	84	6.5	1,765	100.0
Gross operating income	579	42.2	559	43.4	20	3.5	770	43.6
Contribution margin	481	35.1	468	36.3	13	2.8	643	36.4
EBITDA	203	14.8	209	16.2	(6)	(2.6)	285	16.2
Ordinary operating result (*)	126	9.2	141	10.9	(15)	(10.1)	205	11.6
Operating profit	137	10.0	138	10.7	(1)	(0.2)	157	8.9
Net income for the period attributable to
the Parent Company and minority interests	94	6.9	90	7.0	4	4.8	114	6.5
Net income for the period
attributable to the Parent Company	94	6.9	89	6.9	5	6.4	112	6.3

(*) Ordinary operating result is reported for the purposes of evaluating the performance of the company's core business. This information is not required by either IFRS or US GAAP.
Key financial data (millions of euro)	09.30.2006	12.31.2005		09.30.2005
Working capital	755	688		876
Assets held for sale	8	8		-
Net capital employed	1,773	1,626		1,814
Net financial position	452	351		565
Total shareholders'equity	1,321	1,275		1,249
Free cash flow (normalized)	(65)	167	(A)	(62)	(A)
Net total investments/(disposals)
(excluding purchase and sale of securities)	103	118		79

(A) Excludes 118 million euro in proceeds from the sale of financial assets.
Share and market data	09.30.2006	12.31.2005	09.30.2005
Basic earnings per share (euro)	0.52	0.62	0.49
Shareholders'equity per share (euro)	7.14	6.95	6.82
Price at period end (euro)	13.57	9.62	8.92
Screen-based market: high (euro)	13.95	10.15	10.15
Screen-based market: low (euro)	9.63	7.01	7.01
Market capitalization (thousands of euro)	2,465,013	1,746,596	1,619,505
Average no. of shares outstanding	181,598,100	181,558,811	181,558,811
Number of shares outstanding	182,559,058	181,558,811	181,558,811

Number of personnel	09.30.2006	12.31.2005	09.30.2005
Total employees	8,905	7,978	7,813

Directors' report Benetton Group financial highlights

Details of the accounting policies and consolidation methods used for preparing the nine-month report, as adapted for the nature of interim reporting, can be found in the section containing the Explanatory notes.

Events and results in the first nine months of 2006

Group net revenues amounted to 1,372 million euro in the first nine months of 2006, having increased by 84 million euro (+6.5%) on the figure of 1,288 million euro reported in the corresponding period of 2005.

"Apparel" segment revenues from third parties came to 1,267 million euro, an increase of 83 million euro (+7.0%) on the 2005 nine-month comparative figure of 1,184 million euro. This segment benefited from:

    a larger contribution from the Turkish partnership, formed in May 2005, corresponding to approximately 14 million euro;

    the growth in sales by directly operated stores;

    the rise in sales to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Exchange differences benefited revenues to the tune of around 0.4 million euro.

Gross operating income reported a margin of 42.2% on revenues, compared with 43.4% in the same period of 2005, while contribution margin was 35.1%, having come down from 36.3% in the corresponding period of 2005; these margins were particularly influenced by the Group's policies for stimulating growth of its network and for raising its margins.

Operating profit was 137 million euro compared with 138 million in the first nine months of 2005, representing 10.0% of revenues compared with 10.7% in the comparative period. General and operating expenses accounted for virtually the same proportion of revenues as before.

Net income for the period attributable to the Parent Company was 94 million euro compared with 89 million euro in the first nine months of 2005 (representing 6.9% of revenues, the same as the year before).

Shareholders' equity attributable to the Parent Company amounted to 1,303 million euro compared with 1,262 million euro at December 31, 2005.

The net financial position reported net debt of 452 million euro, compared with 565 million euro at September 30, 2005 and 351 million euro at December 31, 2005. The improvement on a year earlier, achieved despite a growth in investments in operating assets, reflected better working capital management as a result of the Group's commercial policies.

Investments

The Group's net investment in operating assets amounted to 90 million euro in the first nine months of 2006 compared with 61 million euro in the 2005 comparative period.

Most of the expenditure related to the commercial network, with 84 million euro spent on purchasing, modernizing and upgrading stores, particularly in countries with major development potential like those in Eastern Europe, which are instrumental to future sales growth. Investments in production amounted to 19 million euro and related to the establishment of a factory in Croatia, the foreign manufacturing companies and the textile segment.

The remaining investments amounted to 14 million euro, of which approximately 9 million euro related to SAP asset management software and the implementation of the new information system in the retail network.

The divestments of 27 million euro in the period mostly related to the sale of a commercial property by a subsidiary in Spain.

Supplementary information

Stock option plan. The first vesting period envisaged by the stock option plan, instituted in September 2004 by the Board of Directors of Benetton Group S.p.A., came to an end in September 2006. As a result, a total of 1,337,519 options became exercisable, meaning that their beneficiaries could subscribe to an equal number of the Company's shares at a price of 8.984 euro each up until the plan's end date in September 2013. The increase in share capital resulting from the exercise of the options is divisible, meaning that share capital will increase by an amount corresponding to the options exercised by the stated end date.

A total of 1,000,247 options had been exercised as of September 30, 2006, involving the issue of a corresponding number of shares and an increase in share capital from 236,026,454.30 euro to 237,326,775.40 euro.

A further 116,434 options were exercised in October, causing share capital to increase to 237,478,139.60 euro.

Further to a review of the overall structure, scope and principles of the system of incentives, management has agreed with the Company to cancel the second "tranche" of the plan, which will therefore terminate upon the exercise of the 220,838 remaining unexercised options.

Details of the rules of this stock option plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the website www.benettongroup.com/investors/.

    2004 stock option plan

				Options	Options
	Options		Options	expired and	cancelled in	Options	of which
	outstanding	New options	exercised	not exercised	the period due	outstanding	exercisable
	as of	granted in	in the	or lost in the	to termination	as of	as of
(euro)	01.01.2006	the period	period	period	of employment	09.30.2006	09.30.2006
No. of options	3,233,577	-	1,000,247	1,337,519	558,539	337,272	337,272
Allocation ratio (%)	1.781	-	0.551	0.737	0.308	0.185	0.185
Weighted average
exercise price	8.98	-	8.98	8.98	8.98	8.98	8.98
Market price	9.62					13.57	13.57

Treasury shares. During the period in question, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in holding companies, either directly or indirectly or through subsidiaries, trustees or other intermediaries.

Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and the purchase and sale of services.

In addition, Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies.

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or otherwise under the influence of, managers serving within the Group. The Parent Company's management considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No Director, manager, or shareholder is a debtor of the Group.

 Directors. Parent Company directors as of September 30, 2006 were as follows:

Name and surname	Date of birth	Appointed	Office
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Chief Executive Officer
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Robert Singer	01.30.1952	2006	Director

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

Principal organizational and corporate changes. In February, as part of the strategy to expand trade in Eastern Europe, Benetton Real Estate International S.A. purchased all the share capital in the company Real Estate Russia Z.A.O. for the purposes of making a real estate investment in St. Petersburg (Russia). In March, Bencom S.r.l. opened up a branch in Iran with a view to developing trade in this country. In May, Benetton Retail Poland Sp. z o.o. was formed in Poland as a wholly-owned subsidiary of the Luxembourg-based company Benetton International S.A.

Benetton Textil - Confeçcão de Têxteis S.A., a Portuguese company, was wound up as part of the process of streamlining corporate structure.

In July, two French companies were purchased as part of the ongoing policy of strengthening the commercial network: these were B.L.B. S.A.S. and Les Halles S.A. which own two businesses located in Saint-Herblain and Paris respectively.

In August, the subsidiary Benetton Retail Italia S.r.l. purchased 50% of the shares in Milano Report S.p.A. (formerly Innominato S.p.A. of the Percassi Group), which runs 48 retail stores that sell the United Colors of Benetton, Sisley and Playlife brands and are mostly located in Lombardy. This deal represents an important step forward for Benetton in its strategy of developing and expanding the Benetton store network in Italy and abroad, including by internal means.

Significant events after September 30, 2006. Two operations were completed at the start of October with the goal of providing additional support to the expansion of trade in Asia. Firstly, Benetton International Emirates L.L.C., a company based in Dubai in which Benetton International S.A. holds a 49% interest, became fully registered. Secondly, Benlim Ltd., a Chinese company, was formed with 50% of its shares owned by Benetton Asia Pacific Ltd. and the remainder by third parties.

Benetton Real Estate International S.A. purchased the entire interest in the company Property Russia Z.A.O. for the purposes of making a real estate investment in Samara (Russia).

On November 13, 2006 Silvano Cassano, the Chief Executive Officer, and Pier Francesco Facchini, Group Chief Financial Officer, both tendered their resignation from office.

Silvano Cassano, who has managed and completed the three-year process of rationalization and reorganization envisaged in his mandate, will nonetheless continue to be a member of the Board of Directors.

Outlook for the full year. The 2006 collections have been well received by the network of partners and end customers, who are responding positively to the new initiatives taken by the Group. In keeping with the trends reported since the second half of 2005, we are expecting to see a further improvement in the performance of the directly operated stores. Furthermore, the Group has started to consolidate the retail operations of its new subsidiary Milano Report S.p.A. as from August 2006.

The significant increase in business suggests that consolidated revenues are likely to grow by around 8% in 2006.

Markets in the Mediterranean Area, Eastern Europe, China and India are expected to make a major contribution to growth.

Given the ongoing efforts to make the manufacturing and commercial system more efficient, we can expect operating profit to be around 10% of consolidated revenues and net income to be in the region of 6.5%-7% of consolidated revenues.

Consolidated Group results

Consolidated income statement. Highlights from the Group's income statements for the first nine months of 2006 and 2005 and for the full year 2005 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the precise figures.
	Nine months		Nine months				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues	1,372	100.0	1,288	100.0	84	6.5	1,765	100.0

Materials and subcontracted work	686	50.0	622	48.4	64	10.2	846	47.9
Payroll and related costs	61	4.4	60	4.6	1	1.7	85	4.8
Industrial depreciation and amortization	13	1.0	16	1.2	(3)	(14.5)	21	1.2
Other manufacturing costs	33	2.4	31	2.4	2	5.9	43	2.5
Cost of sales	793	57.8	729	56.6	64	8.8	995	56.4

Gross operating income	579	42.2	559	43.4	20	3.5	770	43.6

Distribution and transport	44	3.2	39	3.0	5	12.3	56	3.2
Sales commissions	54	3.9	52	4.1	2	3.1	71	4.0

Contribution margin	481	35.1	468	36.3	13	2.8	643	36.4

Payroll and related costs	109	7.9	102	7.9	7	7.2	135	7.7
Advertising and promotion	52	3.8	42	3.2	10	23.7	61	3.5
Depreciation and amortization	49	3.6	49	3.8	-	(1.1)	64	3.6
Other income and expenses	145	10.6	134	10.5	11	8.0	178	10.0
General and operating expenses	355	25.9	327	25.4	28	8.4	438	24.8

Ordinary operating result (*)	126	9.2	141	10.9	(15)	(10.1)	205	11.6

Non-recurring expenses/(income)	(11)	(0.8)	3	0.2	(14)	n.s.	48	2.7
Operating profit	137	10.0	138	10.7	(1)	(0.2)	157	8.9

Financial income/(expenses)	(12)	(0.8)	(14)	(1.1)	2	(14.1)	(23)	(1.3)
Foreign currency hedging gains/(losses)
and exchange differences	(1)	(0.1)	(1)	(0.1)	-	19.2	-	-

Income before taxes	124	9.1	123	9.5	1	1.2	134	7.6

Income taxes	30	2.2	33	2.5	(3)	(8.6)	20	1.1

Net income/(loss) for the period	94	6.9	90	7.0	4	4.8	114	6.5
attributable to:
- shareholders of the Parent Company	94	6.9	89	6.9	5	6.4	112	6.3
- minority interests	-	-	1	0.1	(1)	n.s.	2	0.2

(*) Ordinary operating result is reported for the purposes of evaluating the performance of the company's core business. This information is not required by either IFRS or US GAAP.

Group net revenues amounted to 1,372 million euro in the first nine months of 2006, having increased by 84 million euro (+6.5%) on the figure of 1,288 million euro reported in the corresponding period of 2005.

"Apparel" segment revenues from third parties came to 1,267 million euro, an increase of 83 million euro (+7.0%) on the 2005 nine-month comparative figure of 1,184 million euro. This segment benefited from:

    a larger contribution from the Turkish partnership, formed in May 2005, corresponding to approximately 14 million euro;

    the growth in sales by directly operated stores;

    the rise in sales to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Exchange differences benefited revenues to the tune of around 0.4 million euro.

The "Textile" segment reported 71 million euro in revenues from third parties, compared with 76 million euro in the corresponding period of 2005. The decrease of 5 million euro (6.6%) was mostly due to the closure of a factory at the end of 2005, carried out as part of plans to reorganize this segment.

Revenues in the "Other and unallocated" segment, which just refer to sports equipment sales, were 18.8% higher than in the first nine months of 2005 at 34 million euro.

Cost of sales increased by around 64 million euro in absolute terms to 793 million euro, representing 57.8% of revenues compared with 56.6% in the first nine months of 2005. The individual segments reported the following trends in the cost of sales:

    apparel: an absolute increase of 60 million euro, with segment cost of sales rising to 55.9% of revenues from 54.7% in the first nine months of 2005, mainly due to a major growth in volumes;

    textile: a decrease of 12 million euro, with segment cost of sales accounting for 89.4% of revenues compared with 90.2% in the first nine months of 2005;

    other and unallocated: an absolute increase of 6 million euro, with segment cost of sales rising to 96.2% of revenues from 95.8% in the first nine months of 2005.

Consolidated gross operating income reported a margin of 42.2% compared with 43.4% in the same period of 2005; trends in the individual segments were as follows:

    apparel: gross operating income amounted to 559 million euro, representing 44.1% of revenues compared with 45.3% in the same period of 2005; it was particularly affected by the Group's policies for stimulating the network's development and boosting network margins and by a larger number of collections satisfying market demand, as well as by the continued efforts to improve manufacturing efficiency and the quality of both service and products;

    textile: gross operating income was 19 million euro, representing 9.8% of revenues compared with 10.6% in the corresponding prior year period;

    other and unallocated: gross operating income reported a 4.2% margin compared with 3.8% in the prior year reporting period.

Selling costs (distribution, transport and sales commissions) amounted to 98 million euro compared with 91 million euro in the comparative period, representing 7.1% of revenues, staying in line with the corresponding period in 2005; the apparel segment reported an increase of 7 million euro in these costs due to the growth in volumes and the larger contribution from Korea and India.

The consolidated contribution margin rose to 481 million euro from 468 million euro in the first nine months of 2005, while going from 36.3% to 35.1% of revenues. The individual segments reported the following trends in contribution margin:

    apparel: contribution margin came to 467 million euro compared with 452 million euro in the first nine months of 2005, while going from 38.1% to 36.8% of revenues;

    textile: contribution margin was 12 million euro, representing 6.3% of revenues compared with 7.2% in the comparative period;

    other and unallocated: contribution margin represented 3.9% of revenues compared with 3.3% the year before.

General and operating expenses amounted to 355 million euro, up from 327 million euro in the same period of 2005 and rising from 25.4% to 25.9% of revenues; the expansion of the direct channel was the cause of this increase. The individual segments reported the following trends in general and operating expenses:

    apparel: these costs rose by 31 million euro to 346 million euro, representing 27.2% of revenues compared with 26.6% in the comparative period;

    textile: these costs went down to 8 million euro from 11 million euro in the comparative period, reporting a decrease from 5.4% to 4.0% of revenues, also reflecting the benefits of reorganization in this segment;

    other and unallocated: these costs accounted for 3.2% of revenues, down from 3.8% in the first nine months of 2005.

General and operating expenses are discussed in more detail below:

    Non-industrial payroll and related costs increased by 7.2% to 109 million euro, while continuing to represent 7.9% of revenues. The analysis of these costs by individual segment reveals that:

      apparel segment payroll and related costs increased from 96 million euro to 104 million euro, mainly due to expansion of the retail network;

      textile segment payroll and related costs in the first nine months of 2006 were 1 million euro lower than in the first nine months of 2005;

      payroll and related costs in the other and unallocated segment were 14.1% lower than in the corresponding period of 2005.

    Advertising and promotion costs were 10 million euro higher, while also rising from 3.2% to 3.8% of revenues; this increase was due to the costs of the event held at the Pompidou Center in Paris to celebrate the Group's 40th anniversary; in addition, higher costs were incurred for developing advertising campaigns for third-party customers, nonetheless matched by an increase in other revenues.

    Non-industrial depreciation and amortization came to 49 million euro, representing 3.6% of revenues, almost the same as the 3.8% reported in the corresponding period of 2005.

    Other income and expenses amounted to 145 million euro, corresponding to 10.6% of revenues, having increased by 8.0% on the figure of 134 million euro reported in the comparative period. This item includes other overheads, provisions, net operating expenses and other sundry recurring income and costs, details of which are as follows:

      other overheads amounted to 68 million euro, having increased by 7 million euro on the first nine months of 2005 due to the larger number of directly operated stores; these costs now represent 4.9% of revenues, up from 4.7% before;

      provisions, amounting to 20 million euro in the comparative period, came to 12 million euro in the first nine months of 2006, of which 9 million euro for doubtful accounts, reflecting improvements in the quality of credit relative to the first nine months of 2005;

      other sundry recurring income and costs increased from 54 million euro to 65 million euro, representing 4.7% of revenues compared with 4.2% in the comparative period. This increase is mainly explained by the growth in rental expense for the apparel segment due to the larger number of stores.

Net non-recurring income came to 11 million euro in the first nine months of 2006 compared with 3 million euro in net non-recurring expenses in the corresponding period of 2005. It mostly refers to the capital gain realized on the sale of a commercial property by a Spanish subsidiary, the compensation received for the early vacation of certain rented properties used by the retail network and the release of provisions made in prior years against the costs of closing two directly operated stores and of a legal dispute over the use of a sports equipment patent that has now been successfully settled. This amount is stated net of around 6 million euro in expenses and impairment losses recognized for certain assets in the apparel segment and the cost of canceling the second "tranche" of the stock option plan.

Consolidated operating profit was 137 million euro compared with 138 million euro in the first nine months of 2005, reporting a decrease from 10.7% to 10.0% of revenues; operating profit in the individual segments was as follows:

    the apparel segment reported 130 million euro in operating profit compared with 138 million in the first nine months of 2005, with the margin going from 11.6% to 10.3% of revenues;

    the textile segment reported 4 million euro in operating profit, with the margin improving to 2.1% from -0.1% in the first nine months of 2005;

    the other and unallocated segment reported 2 million euro in operating profit, with a margin of 6.4% compared with -0.5% in the corresponding period of 2005.

Net financial expenses and exchange differences amounted to 13 million euro, representing 0.9% of revenues, down from 1.2% in the first nine months of 2005. This result basically reflects the decrease in average debt over the period.

The tax charge amounted to 30 million euro compared with 33 million euro in the period to September 2005, representing a tax rate of 24.2%.

Net income for the period attributable to the Group came to 94 million euro compared with 89 million euro in the first nine months of 2005, representing 6.9% of revenues just as in the corresponding prior year period.

The average number of employees in each segment during the period was as follows:

    apparel: 6,746 (of whom 3,476 in the retail channel), compared with 5,759 (of whom 2,512 in the retail channel) in the first nine months of 2005;

    textile: 1,453 compared with 1,648 in the first nine months of 2005;

    other and unallocated: 244 compared with 212 in the first nine months of 2005.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for the first nine months of 2006 and 2005 and full year 2005 are shown below.

    Segment results - first nine months 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,267	71	34	-	1,372
Inter-segment revenues	1	122	-	(123)	-
Total revenues	1,268	193	34	(123)	1,372
Cost of sales	709	174	33	(123)	793
Gross operating income	559	19	1	-	579
Selling costs	92	7	-	(1)	98
Contribution margin	467	12	1	1	481
General and operating expenses	346	8	1	-	355
Ordinary operating result	121	4	-	1	126
Non-recurring expenses/(income)	(9)	-	(2)	-	(11)
Operating profit	130	4	2	1	137

Depreciation and amortization	51	11	-	-	62
Other non-monetary costs (impairment and stock options)	4	-	-	-	4
EBITDA	185	15	2	1	203

    Segment results - first nine months 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,184	76	28	-	1,288
Inter-segment revenues	2	132	-	(134)	-
Total revenues	1,186	208	28	(134)	1,288
Cost of sales	649	186	27	(133)	729
Gross operating income	537	22	1	(1)	559
Selling costs	85	7	-	(1)	91
Contribution margin	452	15	1	-	468
General and operating expenses	315	11	1	-	327
Ordinary operating result	137	4	-	-	141
Non-recurring expenses/(income)	(1)	4	-	-	3
Operating profit	138	-	-	-	138

Depreciation and amortization	51	13	1	-	65
Other non-monetary costs (impairment and stock options)	4	2	-	-	6
EBITDA	193	15	1	-	209

    Segment results - full year 2005

			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,629	100	36	-	1,765
Inter-segment revenues	2	170	-	(172)	-
Total revenues	1,631	270	36	(172)	1,765
Cost of sales	887	243	34	(169)	995
Gross operating income	744	27	2	(3)	770
Selling costs	119	10	-	(2)	127
Contribution margin	625	17	2	(1)	643
General and operating expenses	421	15	2	-	438
Ordinary operating result	204	2	-	(1)	205
Non-recurring expenses/(income)	44	4	-	-	48
Operating profit	160	(2)	-	(1)	157

Depreciation and amortization	66	18	1	-	85
Other non-monetary costs (impairment and stock options)	41	2	-	-	43
EBITDA	267	18	1	(1)	285

    Apparel segment results
	Nine months		Nine months				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	1,267		1,184		83	7.0	1,629
Inter-segment revenues	1		2		(1)	(51.0)	2
Total revenues	1,268	100.0	1,186	100.0	82	6.9	1,631	100.0
Cost of sales	709	55.9	649	54.7	60	9.3	887	54.4
Gross operating income	559	44.1	537	45.3	22	4.1	744	45.6
Selling costs	92	7.3	85	7.2	7	7.7	119	7.3
Contribution margin	467	36.8	452	38.1	15	3.4	625	38.3
General and operating expenses	346	27.2	315	26.6	31	9.8	421	25.8
Ordinary operating result	121	9.6	137	11.5	(16)	(11.5)	204	12.5
Non-recurring expenses/(income)	(9)	(0.7)	(1)	(0.1)	(8)	n.s.	44	2.7
Operating profit	130	10.3	138	11.6	(8)	(5.5)	160	9.8

EBITDA	185	14.6	193	16.3	(8)	(4.2)	267	16.4

    Textile segment results
	Nine months		Nine months				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	71		76		(5)	(6.6)	100
Inter-segment revenues	122		132		(10)	(7.7)	170
Total revenues	193	100.0	208	100.0	(15)	(7.3)	270	100.0
Cost of sales	174	90.2	186	89.4	(12)	(6.4)	243	90.0
Gross operating income	19	9.8	22	10.6	(3)	(14.5)	27	10.0
Selling costs	7	3.5	7	3.4	-	(6.2)	10	3.5
Contribution margin	12	6.3	15	7.2	(3)	(18.5)	17	6.5
General and operating expenses	8	4.0	11	5.4	(3)	(31.4)	15	5.6
Ordinary operating result	4	2.3	4	1.8	-	20.7	2	0.9
Non-recurring expenses/(income)	-	0.2	4	1.9	(4)	(90.3)	4	1.6
Operating profit	4	2.1	-	(0.1)	4	n.s.	(2)	(0.7)

EBITDA	15	7.7	15	7.2	-	(0.4)	18	6.6

    Other and unallocated segment results

	Nine months		Nine months				Full year
(millions of euro)	2006	%	2005	%	Change	%	2005	%
Revenues from third parties	34		28		6	18.8	36
Inter-segment revenues	-		-		-	-	-
Total revenues	34	100.0	28	100.0	6	18.8	36	100.0
Cost of sales	33	95.8	27	96.2	6	18.2	34	93.8
Gross operating income	1	4.2	1	3.8	-	33.7	2	6.2
Selling costs	-	0.3	-	0.5	-	(15.4)	-	0.7
Contribution margin	1	3.9	1	3.3	-	40.6	2	5.5
General and operating expenses	1	3.2	1	3.8	-	2.6	2	4.8
Ordinary operating result	-	0.7	-	(0.5)	-	n.s.	-	0.7
Non-recurring expenses/(income)	(2)	(5.7)	-	-	(2)	n.s.	-	-
Operating profit	2	6.4	-	(0.5)	2	n.s.	-	0.7

EBITDA	2	8.3	1	1.9	1	n.s.	1	3.1

3rd quarter 2006
	3rd quarter		3rd quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues	474	100.0	446	100.0	28	6.1

Materials and subcontracted work	242	51.1	222	49.7	20	9.0
Payroll and related costs	18	3.8	18	4.0	-	0.6
Industrial depreciation and amortization	4	1.0	5	1.2	(1)	(15.6)
Other manufacturing costs	11	2.2	10	2.4	1	1.3
Cost of sales	275	58.1	255	57.3	20	7.6

Gross operating income	199	41.9	191	42.7	8	4.0

Distribution and transport	14	3.0	13	3.0	1	7.1
Sales commissions	19	3.9	18	4.0	1	1.7

Contribution margin	166	35.0	160	35.7	6	4.0

Payroll and related costs	37	7.8	36	8.1	1	3.1
Advertising and promotion	18	3.7	15	3.3	3	19.5
Depreciation and amortization	17	3.5	17	3.7	-	(0.3)
Other income and expenses	52	11.1	47	10.5	5	11.3
General and operating expenses	124	26.1	115	25.6	9	8.1

Ordinary operating result (*)	42	8.9	45	10.1	(3)	(6.2)

Non-recurring expenses/(income)	(6)	(1.3)	2	0.5	(8)	n.s.
Operating profit	48	10.2	43	9.6	5	12.0

Financial income/(expenses)	(5)	(1.0)	(4)	(0.9)	(1)	14.5
Foreign currency hedging gains/(losses)
and exchange differences	(2)	(0.4)	-	-	(2)	n.s.

Income before taxes	41	8.8	39	8.7	2	6.8

Income taxes	12	2.6	12	2.6	-	6.2

Net income/(loss) for the period	29	6.2	27	6.1	2	7.0
attributable to:
- shareholders of the Parent Company	30	6.5	26	5.9	4	17.2
- minority interests	(1)	(0.3)	1	0.2	(2)	n.s.

(*) Ordinary operating result is reported for the purposes of evaluating the performance of the company's core business. This information is not required by either IFRS or US GAAP.

Group net revenues amounted to 474 million euro in the third quarter of 2006, having increased by 28 million euro (+6.1%) on the figure of 446 million euro reported in the corresponding period of 2005.

"Apparel" segment revenues from third parties came to 442 million euro, an increase of 26 million euro (+6.3%) on the 2005 third-quarter comparative figure of 416 million euro. Revenues in this segment reflected:

    the growth in sales by directly operated stores;

    the rise in sales to the partner-managed network, mostly thanks to commercial development initiatives, such as the increase in margins for the network, and to the favorable reception given to the collections by the market;

    the negative effect of consolidating Milano Report S.p.A. as from August 2006, causing the recognition of collection revenues and margins to be deferred now that the related stores are under direct management;

    a negative effect of around 4 million euro due to third-quarter exchange differences.

Significant growth has continued to be reported by countries in the Mediterranean Area and Eastern Europe, as well as by China and India.

Consolidated gross operating income was 8 million euro higher at 199 million euro, reporting a margin of 41.9% compared with 42.7% in the same period of 2005. In detail, gross operating income in the apparel segment amounted to 194 million euro, representing 43.7% of revenues compared with 44.3% in the same period of 2005; it was particularly affected by the Group's policies for stimulating the network's development and boosting network margins and by the larger number of collections satisfying market demand. These measures were accompanied by continued efforts to improve manufacturing efficiency and the quality of both service and products.

Selling costs (distribution, transport and sales commissions) were 33 million euro, an increase of around 2 million euro or 4% on the third quarter of 2005, while representing virtually the same proportion of revenues as in this prior year period.

The contribution margin was 166 million euro, going down from 35.7% to 35.0% of revenues.

General and operating expenses amounted to 124 million euro, up from 115 million euro in the same period of 2005 and rising from 25.6% to 26.1% of revenues; this change is mostly attributable to the rise in non-industrial payroll and related costs and other overheads due to the expansion of the directly operated stores network, and to the increase in advertising and promotion costs incurred for the Group and for developing advertising campaigns for third-party customers, nonetheless offset by an increase in other revenues.

Net non-recurring income in the quarter mostly referred to the release of provisions made in prior years against the costs of closing two directly operated stores and of a legal dispute over the use of a sports equipment patent that has now been successfully settled. This amount is stated net of the cost of canceling the second "tranche" of the stock option plan.

Consolidated operating profit increased by around 5 million euro to 48 million euro, rising to 10.2% of revenues from 9.6% in the third quarter of 2005.

Foreign currency hedging gains (losses) and exchange differences reported a net loss of 2 million euro, reflecting the appreciation of the euro against the other major currencies.

Net income for the period attributable to the Group increased by 4 million euro on the same period in 2005 to 30 million euro, representing 6.5% of revenues up from 5.9% in the third quarter of 2005.

    Segment results - 3rd quarter 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	442	18	14	-	474
Inter-segment revenues	1	34	-	(35)	-
Total revenues	443	52	14	(35)	474
Cost of sales	249	48	13	(35)	275
Gross operating income	194	4	1	-	199
Selling costs	32	2	-	(1)	33
Contribution margin	162	2	1	1	166
General and operating expenses	121	2	1	-	124
Ordinary operating result	41	-	-	1	42
Non-recurring expenses/(income)	(4)	-	(2)	-	(6)
Operating profit	45	-	2	1	48

    Segment results - 3rd quarter 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	416	19	11	-	446
Inter-segment revenues	-	40	-	(40)	-
Total revenues	416	59	11	(40)	446
Cost of sales	231	53	11	(40)	255
Gross operating income	185	6	-	-	191
Selling costs	29	2	-	-	31
Contribution margin	156	4	-	-	160
General and operating expenses	112	3	-	-	115
Ordinary operating result	44	1	-	-	45
Non-recurring expenses/(income)	(2)	4	-	-	2
Operating profit	46	(3)	-	-	43

    Apparel segment results
	3rd quarter		3rd quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	442		416		26	6.3
Inter-segment revenues	1		-		1	(61.2)
Total revenues	443	100.0	416	100.0	27	6.2
Cost of sales	249	56.3	231	55.7	18	7.4
Gross operating income	194	43.7	185	44.3	9	4.7
Selling costs	32	7.0	29	7.1	3	4.8
Contribution margin	162	36.7	156	37.2	6	4.7
General and operating expenses	121	27.4	112	26.5	9	9.4
Ordinary operating result	41	9.3	44	10.7	(3)	(6.9)
Non-recurring expenses/(income)	(4)	(0.9)	(2)	(0.4)	(2)	n.s.
Operating profit	45	10.2	46	11.1	(1)	(2.2)

    Textile segment results
	3rd quarter		3rd quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	18		19		(1)	(7.3)
Inter-segment revenues	34		40		(6)	(12.6)
Total revenues	52	100.0	59	100.0	(7)	(10.8)
Cost of sales	48	92.4	53	89.6	(5)	(8.1)
Gross operating income	4	7.6	6	10.4	(2)	(34.7)
Selling costs	2	3.4	2	3.4	-	(11.2)
Contribution margin	2	4.2	4	7.0	(2)	(46.1)
General and operating expenses	2	4.2	3	5.7	(1)	(34.7)
Ordinary operating result	-	-	1	1.3	(1)	(95.4)
Non-recurring expenses/(income)	-	0.1	4	6.8	(4)	(98.1)
Operating profit	-	(0.1)	(3)	(5.5)	3	(98.7)

    Other and unallocated segment results
	3rd quarter		3rd quarter
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	14		11		3	19.2
Inter-segment revenues	-		-		-	-
Total revenues	14	100.0	11	100.0	3	19.2
Cost of sales	13	95.1	11	97.7	2	15.9
Gross operating income	1	4.9	-	2.3	1	n.s.
Selling costs	-	0.3	-	0.5	-	(37.3)
Contribution margin	1	4.6	-	1.8	1	n.s.
General and operating expenses	1	2.7	-	2.6	1	19.6
Ordinary operating result	-	1.9	-	(0.8)	-	n.s.
Non-recurring expenses/(income)	(2)	(14.9)	-	-	(2)	n.s.
Operating profit	2	16.8	-	(0.8)	2	n.s.

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31, 2005 and September 30, 2005 are as follows:
(millions of euro)	09.30.2006	12.31.2005	Change	09.30.2005
Working capital (A)	755	688	67	876
Assets held for sale	8	8	-	-
Property, plant and equipment and intangible assets (B)	963	895	68	918
Non-current financial assets (C)	20	25	(5)	24
Other assets/(liabilities) (D)	27	10	17	(4)
Capital employed	1,773	1,626	147	1,814

Net financial position (E)	452	351	101	565
Total shareholders' equity	1,321	1,275	46	1,249

(A) Working capital includes trade receivables less the related provision for doubtful accounts, inventories, trade payables and other operating receivables and payables (i.e. VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc).

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the company reorganization carried out in 2003.

(E) Net financial position includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities, as reported in the detailed statement discussed in the Explanatory notes.

Working capital was 121 million euro lower than at September 30, 2005 despite the growth of 6.5% in sales. The reduction in working capital reflects a net decrease of 60 million euro in trade receivables and an increase of 52 million euro in trade payables due to better management. These effects were partly offset by an increase of 31 million euro in inventories due to the growth in the number of directly operated stores. Net other operating receivables/payables also improved, coming down by 40 million euro.

Working capital was 67 million euro higher than at December 31, 2005, mostly due to increases of 71 million euro in trade receivables and of 37 million euro in inventories, as partly offset by increases of 18 million euro in trade payables and of 23 million euro in other operating receivables/payables. The growth in capital employed reflects not only the changes discussed in relation to working capital but also 80 million euro in increases for the following reasons:

    an increase of 68 million euro in property, plant and equipment and intangible assets due to: 117 million euro in additions, 27 million euro in disposals mainly in the apparel segment, 64 million euro in depreciation, amortization, impairment and writebacks, 45 million euro in costs allocated after acquiring Milano Report S.p.A. including goodwill and 3 million euro in other negative changes;

    a decrease of 5 million euro in non-current financial assets;

    an increase in other assets/(liabilities) resulting from the use and partial release of provisions made in prior years due to the early termination of lease agreements and the successful settlement of a dispute in the first nine months of 2006.

The Group's net financial position is discussed in more detail in the Explanatory notes.

Cash flows during the first nine months of 2006 are summarized below together with comparative figures for the same period in 2005:
	Nine months	Nine months
(millions of euro)	2006	2005
Cash flow provided by operating activities	38	17
Cash flow provided/(used) by investing activities	(103)	39	(A)
Free cash flow	(65)	56

Cash flow provided/(used) by financing activities:
- dividends paid	(64)	(62)
- net change in sources of finance	32	(152)
- net change in cash and cash equivalents	97	158
Cash flow provided/(used) by financing activities	65	(56)

(A) Includes 118 million euro in proceeds from the sale of financial assets.

Cash flow provided by operating activities improved by over 21 million euro, mainly as a result of working capital management.

Cash flow used by investing activities reflected some 117 million euro in commercial and production investments, as partially offset by 27 million euro in property divestments.

Further information of an economic and financial nature is provided in the Explanatory notes to the consolidated financial statements.

Consolidated income statement	Nine months	Nine months	Full year
(thousands of euro)	2006	2005	2005	Notes
Revenues	1,371,624	1,287,977	1,765,073	1

Materials and subcontracted work	685,804	622,422	846,233
Payroll and related costs	60,763	59,773	84,636	3
Industrial depreciation and amortization	13,526	15,823	21,203	2
Other manufacturing costs	32,826	30,989	42,663
Cost of sales	792,919	729,007	994,735

Gross operating income	578,705	558,970	770,338

Distribution and transport	43,825	39,014	56,350
Sales commissions	53,888	52,268	70,651

Contribution margin	480,992	467,688	643,337

Payroll and related costs	109,817	101,874	135,095	3
Advertising and promotion	51,714	41,800	60,967	3
Depreciation and amortization	48,904	49,439	64,164	2
Other income and expenses	133,429	137,109	225,937	4
General and operating expenses	343,864	330,222	486,163

Operating profit	137,128	137,466	157,174

Share of income/(loss) of associated companies	52	16	(60)	5
Net financial expenses and exchange differences	(13,089)	(14,878)	(22,722)	6

Income before taxes	124,091	122,604	134,392

Income taxes	29,994	32,833	20,288	7

Net income for the period attributable to
the Parent Company and minority interests	94,097	89,771	114,104

Net income/(loss) attributable to:
- shareholders of the Parent Company	94,422	88,747	111,873
- minority interests	(325)	1,024	2,231

Basic earnings per share (euro)	0.52	0.49	0.62
Diluted earnings per share (euro)	0.52	0.49	0.62

Consolidated balance sheet	(thousands of euro)	09.30.2006	12.31.2005	09.30.2005	Notes
- Assets	Non-current assets

	Property, plant and equipment				8
	Land and buildings	562,483	565,205	577,893
	Plant, machinery and equipment	61,328	68,535	73,017
	Furniture, fittings and electronic devices	42,950	42,273	41,956
	Vehicles and aircraft	10,356	10,470	10,293
	Assets under construction and advances	25,447	10,957	5,858
	Leased assets	7,805	7,728	11,133
	Leasehold improvements	41,413	37,835	45,803
		751,782	743,003	765,953

	Intangible assets				9
	Goodwill and other intangible assets of indefinite useful life	27,465	8,510	10,678
	Intangible assets of finite useful life	183,457	143,239	141,188
		210,922	151,749	151,866

	Other non-current assets
	Investments	1,933	5,130	2,713	10
	Guarantee deposits	22,368	21,879	21,322
	Medium/long-term financial receivables	4,054	7,459	7,718	11
	Other medium/long-term receivables	58,363	46,120	69,887	12
	Deferred tax assets	168,137	196,998	180,038	13
		254,855	277,586	281,678
	Total non-current assets	1,217,559	1,172,338	1,199,497

	Current assets
	Inventories	324,515	287,246	293,928	14
	Trade receivables	727,082	655,386	787,334	15
	Tax receivables	29,917	25,173	26,749	16
	Other receivables, accrued income and prepaid expenses	65,095	49,730	40,724	17
	Financial receivables	28,508	12,970	23,089
	Cash and banks	99,220	196,327	104,181	18
	Total current assets	1,274,337	1,226,832	1,276,005

	Assets held for sale	7,916	7,826	-	19
	TOTAL ASSETS	2,499,812	2,406,996	2,475,502

Consolidated balance sheet	(thousands of euro)	09.30.2006	12.31.2005	09.30.2005	Notes
- Shareholders' equity	Shareholders' equity
and liabilities
	Shareholders' equity attributable to the Parent Company				20
	Share capital	237,327	236,026	236,026
	Additional paid-in capital	64,260	56,574	56,574
	Fair value and hedging reserve	(751)	123	(177)
	Other reserves and retained earnings	907,381	857,314	856,179
	Net income for the period	94,422	111,873	88,747
		1,302,639	1,261,910	1,237,349

	Minority interests	18,707	13,050	11,422
	Total shareholders' equity	1,321,346	1,274,960	1,248,771

	Liabilities

	Non-current liabilities
	Medium/long-term loans	223	503,163	620,384	21
	Other medium/long-term liabilities	35,597	24,152	52,765	22
	Lease financing	6,981	10,096	11,464	23
	Retirement benefit obligations	53,420	49,767	47,987
	Other provisions and medium/long-term liabilities	28,081	41,603	53,213	24
		124,302	628,781	785,813

	Current liabilities
	Trade payables	333,075	314,953	287,415	25
	Other payables, accrued expenses and deferred income	127,419	112,662	76,352	26
	Current income tax liabilities	12,490	9,275	8,962	27
	Other current provisions and liabilities	4,580	11,830	-
	Current portion of lease financing	4,853	5,390	5,335
	Current portion of medium/long-term loans	500,305	654	574
	Financial payables	71,442	48,491	62,280	28
		1,054,164	503,255	440,918
	Total liabilities	1,178,466	1,132,036	1,226,731
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,499,812	2,406,996	2,475,502

The Explanatory notes (pages 28 through 53) are to be considered an integral part of this report.

Shareholders' equity -			Additional	Fair value	Other reserves
Statement of changes		Share	paid-in	and hedging	& retained	Translation	Net	Minority
	(thousands of euro)	capital	capital	reserve	earnings	differences	income/ (loss)	interests	Total
	Balances as of 01.01.2005	236,026	56,574	1,114	800,785	2,715	108,795	6,881	1,212,890
	Carryforward of
	2004 net income	-	-	-	108,795	-	(108,795)	-	-
	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of May 16, 2005	-	-	-	(61,730)	-	-	-	(61,730)
	Increase in share capital	-	-	-	-	-	-	2,002	2,002
	Minority interest arising on
	business combinations (IFRS 3)	-	-	-	-	-	-	1,178	1,178
	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(626)	(626)
	Changes in the period (IAS 39)	-	-	(1,291)	-	-	-	-	(1,291)
	Other movements	-	-	-	-	-	-	119	119
	Stock option	-	-	-	1,623	-	-	-	1,623
	Currency translation differences	-	-	-	-	3,991	-	844	4,835
	Net income for the period	-	-	-	-	-	88,747	1,024	89,771
	Balances as of 09.30.2005	236,026	56,574	(177)	849,473	6,706	88,747	11,422	1,248,771
	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(5)	(5)
	Changes in the period (IAS 39)	-	-	300	-	-	-	-	300
	Other movements	-	-	-	-	-	-	(119)	(119)
	Stock options	-	-	-	579	-	-	-	579
	Currency translation differences	-	-	-	-	556	-	545	1,101
	Net income for the period	-	-	-	-	-	23,126	1,207	24,333
	Balances as of 12.31.2005	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960
	Carryforward of
	2005 net income	-	-	-	111,873	-	(111,873)	-	-
	Dividend distributed as approved
	by Ordinary Shareholders'
	Meeting of May 9, 2006	-	-	-	(61,730)	-	-	-	(61,730)
	Exercise of stock options	1,301	7,686	-	-	-	-	-	8,987
	Stock options	-	-	-	1,883	-	-	-	1,883
	Changes in the period (IAS 39)	-	-	(874)	-	-	-	-	(874)
	Allocation of shareholders'
	equity to minority interests arising
	under a business combination	-	-	-	-	-	-	422	422
	Minority interest arising on
	business combinations (IFRS 3)	-	-	-	-	-	-	8,269	8,269
	Dividends distributed
	by subsidiaries	-	-	-	-	-	-	(2,159)	(2,159)
	Currency translation differences	-	-	-	-	(1,959)	-	(550)	(2,509)
	Net income for the period	-	-	-	-	-	94,422	(325)	94,097
	Balances as of 09.30.2006	237,327	64,260	(751)	902,078	5,303	94,422	18,707	1,321,346

Consolidated cash flow		Nine months	Nine months
statement	(thousands of euro)	2006	2005
	Operating activities

	Net income for the period attributable to the Parent Company
	and minority interests	94,097	89,771
	Income taxes expense	29,994	32,833
	Income before taxes	124,091	122,604

	Adjustments for:
	- depreciation and amortization	62,430	65,262
	- (gains)/losses on disposal of assets	(5,588)	3,369
	- net provisions charged to income statement	11,255	26,632
	- use of provisions	(22,238)	(7,731)
	- exchange differences	1,090	914
	- shares of (income)/losses of associated companies	(52)	(16)
	- net financial (income)/expenses	12,000	13,963
	Cash flow from operating activities before
	changes in working capital	182,988	224,997

	Cash flow from changes in working capital	(109,684)	(164,677)
	Payment of taxes	(13,743)	(18,833)
	Interest paid	(44,011)	(40,307)
	Interest received	24,810	16,987
	Exchange differences	(1,738)	(914)
	Cash flow provided/(used) by operating activities	38,622	17,253

	Investing activities

	Operating investments	(120,017)	(71,394)
	Operating divestments	29,854	10,297
	Purchase of investments	(13,622)	(14,400)
	Sale of investments	10	-
	Operations in non-current financial assets	146	113,937	(A)
	Cash flow provided/(used) by investing activities	(103,629)	38,440

	Financing activities

	Change in shareholders' equity	8,986	2,046
	Net change in other sources of finance	22,289	(153,345)
	Payment of dividends	(63,814)	(62,356)
	Cash flow provided/(used) by financing activities	(32,539)	(213,655)

	Net increase/(decrease) in cash and cash equivalents	(97,546)	(157,962)

	Cash and cash equivalents at the beginning of the period	196,327	260,196
	Translation differences and other movements	439	1,947
	Cash and cash equivalents at the end of the period	99,220	104,181

	(A) Includes 118 million euro for the sale of financial assets.

Explanatory notes Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the last page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

Form and content of the consolidated financial statements

The income statement presented in this quarterly report is classified for the first time by purpose rather than by nature as in the past. This modification has been made to present the consolidated financial statements and interim financial reports on the same basis as that used by the Group's directors and management and by the financial community to analyze the Benetton business. The new format will also be adopted in the full year 2006 consolidated financial statements. It should also be noted that the income statement format used for the consolidated financial statements and interim financial reports of the Benetton Group differs from the one used by Benetton Group S.p.A. for its individual annual financial statements. This is because this company principally acts as a financial holding company and provider of services to its subsidiaries.

The consolidated financial statements of the Group include the financial statements as of September 30 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain 50%-owned companies over which the Group exercises a significant influence such that it has control over them. In particular:

        Benetton Korea Inc., since the effective voting rights held by Benetton Japan Co., Ltd. (a company indirectly wholly-owned by Benetton Group S.p.A.) total 51% of all voting rights;

        Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton Group S.p.A. a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities;

        Milano Report S.p.A., a company operating in the apparel retail segment, since it uses the Benetton Group's brands and the risks and rewards of its business fall to the Benetton Group.

Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the euro and all values have been rounded to thousands of euro, unless otherwise specified.

Consolidation criteria

The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

      Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant shareholders' equity.

      When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life".

      Negative differences are recorded in the income statement as income.

      Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

      Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

      Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated income statement.

      The financial statements of foreign subsidiaries are translated into euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for the income statement. Differences arising from the translation into euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

Accounting standards and policies

The 2006 nine-month report has been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Union, which are in force at the date of its preparation (November 2006); more specifically, as required by IAS 34 (Interim Financial Reporting) a condensed reporting format has been adopted. No accounting standards or interpretations have been revised or issued, applicable from January 1, 2006, that have had a significant impact on the Group's consolidated financial statements.

Valuation criteria

The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

Revenues from product sales net of any discounts are recognized when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognized when the customer pays. Revenues from services are recorded with reference to the stage of completion of the transaction as of the balance sheet date. Revenues are recorded in the financial period in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial period. Royalties are recognized on an accruals basis in accordance with the substance of the contractual agreements.

Interest income. Interest income is recorded on a time-proportion basis, taking account of the effective yield of the asset to which it relates.

Dividends. Dividends from third parties are recorded when the shareholders' right to receive payment becomes exercisable, following a resolution of the shareholders of the company in which the shares are held.

Expense recognition. Expenses are recorded on an accruals basis.

Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies. This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company Edizione Holding S.p.A.

The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates.

The net balance of deferred tax assets and liabilities is also recorded.

Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company shareholders by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the income statement as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:

Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, fittings and electronic devices	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

The commercial properties are depreciated over 50 years.

Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognized at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leases for which the lessor effectively maintains all risks and rewards incidental to asset ownership are classified as operating leases. Costs pertaining to operating leases are expensed to income on a straight-line basis over the length of the related agreement.

Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired, incorporated or merged company. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill not allocated to specific items is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of non-financial assets).

Research costs are charged to the income statement in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Management reviews the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for main brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French and Belgian companies, which are amortized over 20 years.

Impairment losses of non-financial assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external signs indicating that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there is evidence of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

The Benetton Group has identified assets and CGUs (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as the test methodology: for real estate and some categories of asset (for example: "fonds de commerce" associated with French and Belgian stores) fair value is used, while value in use is adopted for most of the other assets.

Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

Classification of financial assets determines their subsequent valuation, which is as follows:

    held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the income statement when the investment is removed from the balance sheet on maturity or if it becomes impaired;

    available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the income statement.

Investments in subsidiaries that are not consolidated on a line-by-line basis because they are not yet operative or are in liquidation as of the balance sheet date, and investments in associates are valued at cost and adjusted for any impairment losses. The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b. of the consolidation methods. Investments of less than 20% in other companies are carried at cost, written down for any permanent losses in value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recognized on the date of negotiation, i.e. the date on which the Group undertakes to buy or sell the asset. A financial asset is removed from the balance sheet only if all risks and rewards associated with the asset are effectively transferred together with it or, should the transfer of risks and rewards not occur, if the Group no longer has control over the asset.

Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other operating expenses in the income statement. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value. Commissions paid to factoring companies for their services are included in service costs.

Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

Cash and banks. These include cash equivalents held to meet short-term cash commitments and which are highly liquid and readily convertible to known amounts of cash.

Retirement benefit obligations. The provision for employee termination indemnities (TFR), included in this item, falls within the scope of IAS 19 (Employee benefits) being like a defined benefit plan. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Net cumulative actuarial gains and losses not recognized at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded on the income statement in the period in which they occur (the "corridor approach").

Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate.

Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

Financial liabilities. Financial liabilities are divided into two categories:

    liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the income statement;

    other liabilities, which are recorded on the basis of amortized cost.

Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the income statement.

At the balance sheet date, the Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the income statement.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognized in the income statement.

Cash flow hedges are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognized directly in an equity reserve, which is released to the income statement in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognized in the income statement.

The shareholders' equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these capital hedging transactions are debited or credited directly to shareholders' equity as an adjustment to the translation differences reserve and are reversed to income at the time of disposal or settlement.

Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the income statement.

Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the income statement on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares. Fair value is calculated using the Black & Scholes method.

Government capital grants. Any government capital grants are reported in the balance sheet by recording the grant as an adjusting entry to the carrying value of the asset.

Financial risk management

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the new "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and financial counterparty credit risk.

Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on its economic results and the value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

    Exposure to economic exchange risk. The Group's companies may have:

      costs and revenues denominated in currencies other than the functional currency or other currency (usually Usd or Eur) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

      trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the reporting of positive or negative exchange rate differences.

    Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the reporting of positive or negative exchange rate differences.

    Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the euro, which is the Group's reference currency:

      the income statements of these companies are translated into euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in euro of revenues, costs and economic results;

      assets and liabilities of these companies are translated at the period-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders' equity as translation differences.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spot transactions and currency options; speculative trading is not allowed.

Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of different funding and investment instruments, thus impacting on the Group's financial income and expenses.

At September 30, 2006 there were 50 million euro in interest rate swaps at notional value, all of which will expire in the early part of 2008.

Credit risk. The Group has different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

Trade credit risk basically relates to wholesale sales. Accordingly, the Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or using credit cards and other electronic cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written down on an individual basis. The amount of the write-down takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-down, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests available liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of 20 million euro for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

As of September 30, 2006 the Group's available liquidity was mainly invested in bank deposits and current accounts with leading financial institutions.

Liquidity risk. Liquidity risk can arise through the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the maturity and renewal profiles of debt or liquidity profile of financial investments.

Liquidity requirements are monitored by the Parent Company's head office functions in order to guarantee effective access to financial resources or adequate investment of liquidity.

Management feels that currently available funds and credit facilities, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, working capital management, and debt repayment at natural maturity are concerned.

            Supplementary information

Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

    apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

    textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

    other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

The geographical areas defined by the Group for the purposes of secondary segment reporting in compliance with IAS 14 on the basis of significance are as follows:

    Italy;

    Rest of Europe;

    Asia;

    The Americas;

    Rest of the world.

Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, reports the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. An investment normally meets the definition of a cash equivalent when it has a maturity of three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities. The layout adopted by the Group reports separately:

    operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

    investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

    financing cash flow: financing activities consist of the cash flows which determine a change in the size and composition of shareholders' equity and loans granted.

Use of estimates. Preparation of the nine-month report and related notes at September 30, 2006 under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of contingent assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred taxes and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the income statement.

Minority shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses that are recognized in the income statement. The purchase of interests by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

Comments on the principal items in the income statement

[1] Revenues
	Nine months	Nine months
(thousands of euro)	2006	2005
Sales of core products	1,293,928	1,217,504
Miscellaneous sales	53,795	43,670
Royalty income	9,006	11,687
Other revenues	14,895	15,116
Total	1,371,624	1,287,977

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

Other revenues refer mainly to the provision of services such as processing, cost recharges and miscellaneous services including the development of advertising campaigns.

Sales of core products, by product category
	Nine months	Nine months
(thousands of euro)	2006	2005
Casual apparel, accessories and footwear	1,206,704	1,127,692
Fabrics and yarns	64,663	67,476
Leisurewear	22,561	22,336
Total	1,293,928	1,217,504

Sales of core products, by brand

	Nine months	Nine months
(thousands of euro)	2006	2005
United Colors of Benetton	973,409	886,232
Sisley	233,293	240,853
Playlife	15,717	16,076
Killer Loop	6,846	6,866
Other sales	64,663	67,477
Total	1,293,928	1,217,504

The "United Colors of Benetton" brand also includes 361,267 thousand euro in sales by the "UCB Bambino" brand (304,961 thousand euro in the first nine months of 2005).

[2] Depreciation and amortization

The Group's amortization and depreciation charges for the period are analyzed as follows:

Nine months 2006
	Industrial depreciation/	Non-industrial depreciation/
(thousands of euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	13,296	30,595	43,891
Amortization of intangible assets	230	18,309	18,539
Total	13,526	48,904	62,430

Nine months 2005
	Industrial depreciation/	Non-industrial depreciation/
(thousands of euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	15,641	31,449	47,090
Amortization of intangible assets	182	17,990	18,172
Total	15,823	49,439	65,262

General and operating expenses

    [3] Payroll and related costs

This item refers to payroll and related costs that are not directly attributable to production activities. They also include the costs relating to the network of directly operated stores.

The Group's payroll and related costs, including the industrial ones reported in the cost of sales, are summarized below.

Nine months 2006
	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of euro)	related costs	related costs	related costs	Total
Wages and salaries	43,527	85,148	792	129,467
Social security contributions	13,921	19,187	235	33,343
Provision for retirement benefit obligations	2,826	2,780	35	5,641
Stock option costs	-	1,883	-	1,883
Other payroll and related costs	489	819	-	1,308
Total	60,763	109,817	1,062	171,642

Nine months 2005
	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of euro)	related costs	related costs	related costs	Total
Wages and salaries	42,307	77,984	636	120,927
Social security contributions	14,322	18,528	207	33,057
Provision for retirement benefit obligations	2,866	3,097	48	6,011
Stock option costs	-	1,623	-	1,623
Other payroll and related costs	278	642	-	920
Total	59,773	101,874	891	162,538

Payroll and related costs have increased as a result of growth in the number of directly operated stores.

The total fair value of stock options has been calculated using the Black & Scholes method. Further information about the stock option plan can be found in the directors' report on the first nine months of 2006.

The number of employees is analyzed by category below:
			Period
	09.30.2006	12.31.2005	average
Management	97	99	98
White collar	4,833	4,000	4,417
Workers	2,427	2,400	2,414
Part-timers	1,548	1,479	1,514
Total	8,905	7,978	8,443

    [4] Other income and expenses

	Nine months	Nine months
(thousands of euro)	2006	2005
Non-industrial general costs	67,654	60,749
Other operating expenses/(income)	63,909	52,409
Additions	12,044	19,820
Other expenses/(income)	(10,178)	4,131
Total	133,429	137,109

Non-industrial general costs
	Nine months	Nine months
(thousands of euro)	2006	2005
Other services	14,091	11,893
Consulting and advisory fees	9,053	8,113
Rental and hire costs	8,173	7,993
Travel and entertainment	7,087	6,059
Energy	4,944	3,808
Sundry purchases	4,902	4,332
Maintenance	4,436	3,856
Directors and statutory auditors	4,109	4,110
Telephone and postage expenses	3,585	3,039
Insurance	3,279	3,290
Banking services	1,911	1,050
Surveillance and security	1,389	1,309
Other	695	1,897
Total	67,654	60,749

Other operating expenses/(income)
	Nine months	Nine months
(thousands of euro)	2006	2005
Operating expenses:
- rental expense	84,901	66,136
- indirect taxes and duties	7,037	6,502
- returns and discounts relating to previous years	802	2,448
- other operating expenses	10,911	7,947
Total operating expenses	103,651	83,033

Operating income:
- rental income	(32,462)	(25,492)
- reimbursements and compensation payments	(2,769)	(1,964)
- other operating income	(4,511)	(3,168)
Total operating income	(39,742)	(30,624)
Total	63,909	52,409

Additions
	Nine months	Nine months
(thousands of euro)	2006	2005
Addition to provision for doubtful accounts	8,582	16,749
Addition to provision for sales agent indemnities	1,500	1,965
Addition to provision for legal and tax risks	1,962	1,106
Total	12,044	19,820

Other expenses/(income)

	Nine months	Nine months
(thousands of euro)	2006	2005
Other expenses:
- impairment of property, plant and equipment and intangible assets	2,602	4,141
- costs for expected obligations	491	2,000
- out-of-period expenses	1,562	1,345
- donations	1,943	1,754
- losses on disposal	892	1,127
- other sundry expenses	3,946	3,114
Total other expenses	11,436	13,481

Other income:
- gains on disposals of property, plant and equipment and intangible assets	(10,373)	(3,860)
- out-of-period income	(3,948)	(3,488)
- release of provisions	(6,921)	(1,199)
- other sundry income	(372)	(803)
Total other income	(21,614)	(9,350)
Total	(10,178)	4,131

    [5] Share of income/(loss) of associated companies

This mainly refers to dividends received from third parties.

    [6] Net financial expenses and exchange differences

This item is analyzed below:
	Nine months	Nine months
(thousands of euro)	2006	2005
Financial income	28,507	19,707
(Financial expenses)	(40,507)	(33,671)
Foreign currency hedging gains/(losses) and exchange differences	(1,089)	(914)
Total	(13,089)	(14,878)

Financial income and expenses mostly refer to income and expenses from financial assets and liabilities, hedges of financial risks and early settlement trade discounts and bank charges and commissions.

Exchange differences mainly originate from receipts from foreign customers, payments to foreign suppliers and from hedges of financial risks.

    [7] Income taxes

Income taxes calculated for the period amount to 29,994 thousand euro, representing a tax rate of 24.2% compared with 26.8% in the corresponding period of 2005.

Comments on the principal asset items

Non-current assets

    [8] Property, plant and equipment

Capital expenditure in the period, totaling 116,902 thousand euro, mainly related to:

    acquisitions of properties for commercial use and the related modernization and upgrading of stores for development of the sales network;

    plant, machinery and equipment purchased to boost production efficiency, particularly at the Italian manufacturing companies;

    the construction of a new factory by a subsidiary in Croatia;

    the purchase of store furniture and fittings for the fitting out of retail stores.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

Disposals in the period amounted to 26,866 thousand euro, most of which referred to the sale of a commercial property by a Spanish subsidiary.

The impairment losses recognized in the period, totaling 2,471 thousand euro, mostly refer to the adjustment of certain commercial assets to their current market value.

Except for these assets, there were no other signs indicating any potential impairment of property, plant and equipment; this is why, in compliance with IAS 36, no further impairment testing has been carried out at September 30, 2006.

    [9] Intangible assets

"Goodwill and other intangible assets of indefinite useful life" consist of consolidation differences and residual amounts of goodwill arising on the consolidation of acquired companies.

"Intangible assets of finite useful life" include:

    "Deferred charges" of 140,488 thousand euro, mainly consisting of surrender payments to obtain the lease of buildings for use as stores, which are amortized over the term of the related lease agreements (with the exception of French and Belgian "fonds de commerce" which are amortized over 20 years). This item also includes costs incurred for the early vacation of third party premises, as well as expenses for taking over property and business leases, which are amortized over the term of the related lease contracts. The increase of 31,806 thousand euro since December 31, 2005 refers to commercial activities acquired in the period;

    "Concessions, licenses, trademarks and similar rights" of 16,024 thousand euro, which include the net book value of the following brands: "United Colors of Benetton", "Sisley" and "Killer Loop";

    "Industrial patents and intellectual property rights" of 843 thousand euro;

    "Other" of 26,101 thousand euro, mainly consisting of implementation costs relating to the purchase and development of software, as well costs for purchasing computer programs and applications and for assets under development and advances.

Impairment losses recognized in the period total 130 thousand euro, while impairment reversals amount to 978 thousand euro; these amounts largely refer to the adjustment of certain commercial assets to their current market value.

Except for these assets, there were no other signs indicating any potential impairment of intangible assets; this is why, in compliance with IAS 36, no further impairment testing has been carried out at September 30, 2006.

    Other non-current assets

[10] Investments. Investments in subsidiary and associated companies relate mainly to commercial companies not included in the consolidation because they were not yet operational or were in liquidation at the balance sheet date. The change since December 31, 2005 is attributable to the first-time consolidation of a subsidiary in Slovakia.

Investments in other companies are stated at cost and refer to minority stakes in a number of companies in Italy, Japan and Switzerland.

[11] Medium/long-term financial receivables. This item refers to the long-term portion of financial receivables, which earn interest at market rates.

[12] Other medium/long-term receivables. This balance, totaling 58,363 thousand euro, includes 41,030 thousand euro in receivables due from Edizione Holding S.p.A. for current taxes, calculated on taxable losses, as allowed in the rules governing participation in the group tax election. These receivables are due in 2007. This balance includes 8,673 thousand euro in trade receivables and 3,041 thousand euro in receipts due from third parties for property sales.

[13] Deferred tax assets. This balance is mostly attributable to taxes paid in advance due to differences in calculating the amortizable/depreciable base of assets and to provisions and costs that will become deductible for tax in future periods. The Group offsets deferred tax assets against deferred tax liabilities for Italian companies that have made the group tax election and for foreign subsidiaries to the extent legally allowed in their country of origin.

Current assets

[14] Inventories. Inventories, totaling 324,515 thousand euro (287,246 thousand euro at December 31, 2005), are shown net of the related write-down provision.

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

[15] Trade receivables. Trade receivables, net of the provision for doubtful accounts, amount to 726,754 thousand euro (654,902 thousand euro at December 31, 2005). The provision for doubtful accounts amounts to 79,758 thousand euro (82,828 thousand euro at December 31, 2005). This provision has been determined on the basis of a prudent assessment of the risks associated with outstanding receivables at period end.

Trade receivables also include 217 thousand euro in amounts due from associated companies and 111 thousand euro due from the holding company.

A total of 22,582 thousand euro in receivables not yet due had been factored without recourse at September 30, 2006 (25,852 thousand euro at December 31, 2005).

[16] Tax receivables. This balance includes:
(thousands of euro)	09.30.2006	12.31.2005
VAT recoverable	21,335	14,203
Tax credits	6,985	9,432
Other tax receivables	1,597	1,538
Total	29,917	25,173

[17] Other receivables, accrued income and prepaid expenses. The change in this balance, which totals 65,095 thousand euro (49,730 thousand euro at December 31, 2005), is mainly due to advances of 12,097 thousand euro paid to purchase Benetton International Emirates L.L.C., along with a receivable relating to the purchase of the subsidiary Milano Report S.p.A.

[18] Cash and banks

(thousands of euro)	09.30.2006	12.31.2005
Bank and post office current accounts	38,352	38,910
Checks	21,804	59,601
Deposits in currency	20,478	18,213
Time deposits	18,188	79,047
Cash in hand	398	556
Total	99,220	196,327

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, received in the last few days of the reporting period.

[19] Assets held for sale. This balance reports the lower of net book value and fair value less costs to sell of the factories in Cassano Magnago and Pedimonte, which are no longer operating after commencing plans to restructure the textile sector at the end of 2005.

Comments on the principal items in shareholders'equity and liabilities

Shareholders' equity

    [20] Shareholders' equity attributable to the Parent Company

The Shareholders' Meeting of Benetton Group S.p.A. resolved on May 9, 2006 to pay a dividend of 0.34 euro per share, totaling 62 million euro, to be paid on May 18, 2006.

As discussed in the directors' report, a total of 1,000,247 options had been exercised as of September 30, 2006, involving the issue of a corresponding number of shares and an increase in share capital from 236,026,454.30 euro to 237,326,775.40 euro.

Changes in shareholders' equity during the period are detailed in the statement of changes contained in the "Consolidated financial statements" section.

Liabilities

    Non-current liabilities

[21] Medium/long-term loans. The change in this balance over the period is mainly due to the reclassification to current liabilities of 500,000 thousand euro relating to a floating-rate syndicated loan, maturing in July 2007.

[22] Other medium/long-term liabilities. This balance mostly refers to 30,416 thousand euro in payables for current taxes calculated on taxable income, as required by the rules governing relationships between companies participating in the group tax election; these liabilities are due for settlement in 2007.

[23] Lease financing. This balance includes 6,981 thousand euro in lease financing repayable after more than one year.

[24] Other provisions and medium/long-term liabilities. The change in this balance is mostly due to uses of 7,064 thousand euro, and the release of 3,556 thousand euro to income from provisions made in past years relating to a number of directly operated stores that were closed in 2006.

    Current liabilities

[25] Trade payables. These represent the Group's liabilities for the purchase of goods and services.

[26] Other payables, accrued expenses and deferred income. This balance, amounting to 127,419 thousand euro (112,662 thousand euro at December 31, 2005), has gone up as a result of an increase of 6,667 thousand euro in VAT payables and of the payable relating to the acquisition of the subsidiary Milano Report S.p.A.

[27] Current income tax liabilities. This balance represents the amount payable by the Group for current period income tax and is shown net of taxes paid in advance, tax credits and withholding taxes.

[28] Financial payables. These mainly refer to: the current portion of third-party loans mostly comprising the floating-rate syndicated loan of 500,000 thousand euro, negative differentials on forward exchange contracts, mainly relating to the adjustment to period-end rates of outstanding hedges against economic, transaction and translation risks, and interest on loans and derivatives, particularly relating to interest rate risk. This balance also includes bank loans and overdrafts.

Supplementary information

Financial position

The net financial position reported net debt of 452 million euro, down from 565 million euro at September 30, 2005 and 101 million euro higher than at the end of December 2005. It is analyzed as follows:

(millions of euro)	09.30.2006	12.31.2005	Change	09.30.2005
Financial assets:
- medium/long-term financial receivables	4	7	(3)	8
- financial receivables	29	13	16	23
- cash and banks	99	196	(97)	104
Total financial assets	132	216	(84)	135

Financial liabilities:
- medium/long-term loans	-	503	(503)	621
- lease financing	7	10	(3)	11
- current portion of lease financing	5	5	-	5
- current portion of medium/long-term loans	500	1	499	1
- financial payables	72	48	24	62
Total financial liabilities	584	567	17	700
Net financial position	452	351	101	565

Most of the balance of 99 million euro reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with 22 million euro relating to checks received from customers at the end of September 2006.

The current portion of medium/long-term loans refers to the syndicated loan of 500 million euro, maturing in July 2007. This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

    maximum ratio of 1 between net debt and equity.

The revolving credit line for 500 million euro, maturing in June 2010, was not drawn down at September 30, 2006. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net debt and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

    minimum ratio of 4 between EBITDA and net financial expenses;

    maximum ratio of 1 between net debt and equity;

    maximum ratio of 3.5 between net debt and EBITDA.

Both the syndicated loan and the revolving credit facility contain other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

        negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

        pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

        periodic reporting obligations;

        cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

        restrictions on major asset disposals;

        other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

Segment information

Business segment information

    Segment results - first nine months 2006
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,267	71	34	-	1,372
Inter-segment revenues	1	122	-	(123)	-
Total revenues	1,268	193	34	(123)	1,372
Cost of sales	709	174	33	(123)	793
Gross operating income	559	19	1	-	579
Selling costs	92	7	-	(1)	98
Contribution margin	467	12	1	1	481
General and operating expenses	337	8	(1)	-	344
Operating profit	130	4	2	1	137
Depreciation and amortization	51	11	-	-	62
Other non-monetary costs (impairment and stock options)	4	-	-	-	4
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	185	15	2	1	203

    Segment results - first nine months 2005
			Other and
(millions of euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,184	76	28	-	1,288
Inter-segment revenues	2	132	-	(134)	-
Total revenues	1,186	208	28	(134)	1,288
Cost of sales	649	186	27	(133)	729
Gross operating income	537	22	1	(1)	559
Selling costs	85	7	-	(1)	91
Contribution margin	452	15	1	-	468
General and operating expenses	314	15	1	-	330
Operating profit	138	-	-	-	138
Depreciation and amortization	51	13	1	-	65
Other non-monetary costs (impairment and stock options)	4	2	-	-	6
Earnings before interest, taxes, depreciation,
amortization and other non-monetary costs	193	15	1	-	209

Other non-monetary costs consist of any net impairment losses recognized for property, plant and equipment and intangible assets as a result of impairment testing and of the cost of stock options allocated to the apparel segment.

    Apparel segment results
	Nine months		Nine months
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	1,267		1,184		83	7.0
Inter-segment revenues	1		2		(1)	(51.0)
Total revenues	1,268	100.0	1,186	100.0	82	6.9
Cost of sales	709	55.9	649	54.7	60	9.3
Gross operating income	559	44.1	537	45.3	22	4.1
Selling costs	92	7.3	85	7.2	7	7.7
Contribution margin	467	36.8	452	38.1	15	3.4
General and operating expenses	337	26.5	314	26.5	23	7.3
Operating profit	130	10.3	138	11.6	(8)	(5.5)

    Textile segment results
	Nine months		Nine months
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	71		76		(5)	(6.6)
Inter-segment revenues	122		132		(10)	(7.7)
Total revenues	193	100.0	208	100.0	(15)	(7.3)
Cost of sales	174	90.2	186	89.4	(12)	(6.4)
Gross operating income	19	9.8	22	10.6	(3)	(14.5)
Selling costs	7	3.5	7	3.4	-	(6.2)
Contribution margin	12	6.3	15	7.2	(3)	(18.5)
General and operating expenses	8	4.2	15	7.3	(7)	(46.8)
Operating profit	4	2.1	-	(0.1)	4	n.s.

    Other and unallocated segment results

	Nine months		Nine months
(millions of euro)	2006	%	2005	%	Change	%
Revenues from third parties	34		28		6	18.8
Inter-segment revenues	-		-		-	-
Total revenues	34	100.0	28	100.0	6	18.8
Cost of sales	33	95.8	27	96.2	6	18.2
Gross operating income	1	4.2	1	3.8	-	33.7
Selling costs	-	0.3	-	0.5	-	(15.4)
Contribution margin	1	3.9	1	3.3	-	40.6
General and operating expenses	(1)	(2.5)	1	3.8	(2)	n.s.
Operating profit	2	6.4	-	(0.5)	2	n.s.

The number of employees in each segment is detailed below:
			Period
	09.30.2006	12.31.2005	average
Apparel	7,220	6,271	6,746
Textile	1,419	1,486	1,453
Other and unallocated	266	221	244
Total	8,905	7,978	8,443

Information by geographical area

    Revenues by geographical area and business segment
			Rest of		The				Rest of
(thousands of euro)	Italy	%	Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	576,675	88.2	477,883	96.0	50,088	99.6	158,386	96.7	3,847	68.5	1,266,879
Textile	46,007	7.0	19,962	4.0	188	0.4	3,206	2.0	1,769	31.5	71,132
Other and
unallocated	31,405	4.8	50	-	-	-	2,158	1.3	-	-	33,613
Total revenues nine months 2006	654,087	100.0	497,895	100.0	50,276	100.0	163,750	100.0	5,616	100.0	1,371,624
Total revenues nine months 2005	629,002		452,089		61,311		142,381		3,194		1,287,977
Change	25,085		45,806		(11,035)		21,369		2,422		83,647

Revenues are allocated according to the geographical area in which customers are located.

Other information

Non-recurring events and significant transactions. Net non-recurring income of 10,794 thousand euro in the first nine months of 2006 is reported in "General and operating expenses". It mostly refers to the capital gain realized on the sale of a commercial property by a Spanish subsidiary, the compensation received for the early vacation of certain rented properties used by the retail business and the release of provisions made in the past for the estimated closure costs of two directly operated stores and for a legal dispute over the use of a sports equipment patent that has now been successfully settled. This amount is stated net of the expenses and impairment losses recognized for certain assets in the apparel segment and the cost of canceling the second "tranche" of the stock option plan.

Relations with the holding company, its subsidiaries and other related parties. The Group's relations with related parties are discussed more fully in the directors' report.

Supplementary information. During the months of June and July some of the Italian companies in the Benetton Group (Benetton Group S.p.A., Bencom S.r.l., Benind S.p.A. and Olimpias S.p.A.) took up the "realignment" option allowed by Italian Law no. 266 of December 23, 2005 ("2006 Finance Act") whereby higher amounts recorded in their balance sheets could be recognized for tax purposes. This provision has no impact on the books of account or the value of assets recorded therein, with its only effect being on tax. The law allows companies, starting from 2008, to deduct, in the form of depreciation and amortization, the realignment of the tax value of their assets to their accounting value. A flat-rate tax of 12% has been paid on the amount of this realignment. On a consolidated basis this involves a non-discounted benefit, affecting the financial statements for 2008-2010, of around 4.3 million euro, corresponding to the lower tax due on future depreciation and amortization (around 6.3 million euro) net of the flat-rate tax (approximately 2 million euro). The above-stated law also requires companies to restrict the distribution of a specific related equity reserve.

Acquisition of investments. On August 2, 2006 the Group purchased, through its subsidiary Benetton Retail Italia S.r.l., 50% of an Italian company called Milano Report S.p.A. from third parties.

Details of the assets acquired are presented below:

(thousands of euro)
Cost of investment	27,645
Fair value of assets acquired	(13,974)
Goodwill	13,671

These figures are still provisional because the due diligence process for establishing the precise purchase price and its related allocation is not yet complete. Nonetheless, the final figures are not expected to differ significantly from those presented above.

The goodwill arises from the recognition of the acquired enterprise's commercial, property and organizational know-how.

Significant events after September 30, 2006. Two operations were completed at the start of October with the goal of providing additional support to the expansion of trade in Asia. Firstly, Benetton International Emirates L.L.C., a company based in Dubai in which Benetton International S.A. holds a 49% interest, became fully registered. Secondly, Benlim Ltd., a Chinese company, was formed with 50% of its shares owned by Benetton Asia Pacific Ltd. and the remainder by third parties.

Benetton Real Estate International S.A. purchased the entire interest in the company Property Russia Z.A.O. for the purposes of making a real estate investment in Samara (Russia).

On November 13, 2006 Silvano Cassano, the Chief Executive Officer, and Pier Francesco Facchini, Group Chief Financial Officer, both tendered their resignation from office.

Silvano Cassano, who has managed and completed the three-year process of rationalization and reorganization envisaged by his mandate, will nonetheless continue to be a member of the Board of Directors.

Contingent liabilities. The Group has an estimated 24 million euro in contingent liabilities associated with unsettled legal disputes (the same amount as reported at December 31, 2005). The Group does not consider it necessary to make any provision against such liabilities because it believes the likelihood of any outlay to be remote.

Corporate	Headquarters
information	Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share capital: euro 237,478,139.60 fully paid-in
R.E.A. (Register of Commerce) no. 84146
Tax ID/Treviso Company register: 00193320264

Media & communications department
E-mail: press@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

Investor relations
E-mail: ir@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com